SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No.)

Sable Offshore Corp.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

78574H104
(CUSIP Number)

February 14, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)

[_] Rule 13d-1(c)

[_] Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	78574H104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Pilgrim Global ICAV

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

8,250,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

8,250,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,250,000[1]

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12.6%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

FI

1 This figure includes 250,000 warrants beneficially owned by the reporting persons each exercisable for 1 share of Common Stock, $0.0001 par value.

CUSIP No.	78574H104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Pilgrim Global Advisors LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

8,250,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

8,250,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,250,000[2]

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12.6%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

2 This figure includes 250,000 warrants beneficially owned by the reporting persons each exercisable for 1 share of Common Stock, $0.0001 par value.

CUSIP No.	78574H104

Item 1.	(a).	Name of Issuer:

Sable Offshore Corp.

	(b).	Address of issuer's principal executive offices:

700 Milam Street, Suite 3300 Houston, Texas 77002

Item 2.	(a)-(c).	Name Principal Business Address, and Citizenship of Person Filing:

Pilgrim Global ICAV 33 Sir John Rogerson's Quay Dublin 2 Ireland Pilgrim Global Advisors LLC 4785 Caughlin Parkway Reno, Nevada 89519

Item 2.	(d)	Title of class of securities:

Common Stock, $0.0001 par value

Item 2.	(e).	CUSIP No.:

78574H104

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	[_]	Broker or dealer registered under Section 15 of the Exchange Act.

	(b)	[_]	Bank as defined in Section 3(a)(6) of the Exchange Act.

	(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

	(d)	[_]	Investment company registered under Section 8 of the Investment Company Act.

	(e)	[x]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	[_]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	[_]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	[x]	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

	(k)	[_]	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

	Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:

		Pilgrim Global ICAV	8,250,000
		Pilgrim Global Advisors LLC	8,250,000

	(b)	Percent of class:

		Pilgrim Global ICAV	12.6%
		Pilgrim Global Advisors LLC	12.6%

	(c)	Number of shares as to which such person has:

		(i) Sole power to vote or to direct the vote

		Pilgrim Global ICAV	0
		Pilgrim Global Advisors LLC	0

		(ii) Shared power to vote or to direct the vote

		Pilgrim Global ICAV	8,250,000
		Pilgrim Global Advisors LLC	8,250,000

		(iii) Sole power to dispose or to direct the disposition of

		Pilgrim Global ICAV	0
		Pilgrim Global Advisors LLC	0

		(iv) Shared power to dispose or to direct the disposition of

		Pilgrim Global ICAV	8,250,000
		Pilgrim Global Advisors LLC	8,250,000

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

N/A

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certifications.

By all Reporting Persons:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By Pilgrim Global ICAV:

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Irish Collective Asset-Management Vehicles is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 22, 2024
(Date)

Pilgrim Global ICAV By: /s/ Paul Fitzgerald
(Signature)

Paul Fitzgerald, Executive Director
(Name/Title)

Pilgrim Global Advisors LLC By: /s/ Procter J. Hug IV
(Signature)

Procter J. Hug IV, Manager
(Name/Title)

EXHIBIT A

AGREEMENT

The undersigned agree that this Schedule 13G dated March 22, 2024 relating to the Common Stock, $0.0001 par value of Sable Offshore Corp. shall be filed on behalf of the undersigned.

Pilgrim Global ICAV By: /s/ Paul Fitzgerald
(Signature)

Paul Fitzgerald, Executive Director
(Name/Title)

Pilgrim Global Advisors LLC By: /s/ Procter J. Hug IV
(Signature)

Procter J. Hug IV, Manager
(Name/Title)